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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12b-25

                                               Commission File Number 333-42407
                                                                      ---------

                           NOTIFICATION OF LATE FILING

     (Check One): [ ] Form 10-K   [ ] Form 11-K   [ ] Form 20-F   [X] Form 10-Q
[ ] Form N-SAR

     For Period Ended:       December 28, 1997
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[ ]  Transition Report on Form 10-K        [ ] Transition Report on Form 10-Q
[ ]  Transition Report on Form 20-F        [ ] Transition Report on Form N-SAR
[ ]  Transition Report on Form 11-K

     For the Transition Period Ended:__________________________________________

     Read attached instruction sheet before preparing form. Please print or type.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:________________________

_______________________________________________________________________________



                                     PART I

                             REGISTRANT INFORMATION

Full name of registrant:     UNICCO Service Company
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Former name if applicable:

_______________________________________________________________________________

Address of principal executive office (Street and number):

                                 Four Copley Place
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City, state and zip code:        Boston, Massachusetts 02116
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                                     PART II

                             RULE 12b-25(b) AND (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

         (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     [X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

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         (c)      The accountant's statement or other exhibit required by Rule
                  12b-25(c) has been attached if applicable.

                                    PART III

                                    NARRATIVE

         State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

         During the period covered by the subject report, the registrant consummated a major restructuring and refinancing transaction, as part of which USC, Inc. and its two wholly-owned subsidiaries, which were formerly under common control with the registrant, became wholly-owned subsidiaries of the registrant. USC, Inc. and its subsidiaries were accrual-basis entities for income tax purposes, whereas the registrant and its other subsidiaries were and are cash-basis tax-payers. As such, USC, Inc. and its subsidiaries elected to become cash-basis taxpayers concurrent with the above restructuring and refinancing. Further complicating this is the fact that USC, Inc. and its subsidiaries were taxed as C Corporations for the first six-month period of fiscal 1997 and elected S-Corporation status for the last six-month period of fiscal 1997. As of the date hereof, the registrant is still in the process of determining the appropriate accounting for the income tax consequences of the various complications arising from the restructuring and refinancing as well as the several elections made during the periods being reported on. The registrant will have resolved the appropriate accounting and will file the required Form 10-Q by March 30, 1998, the new due date which includes the five day extension provided for in this Form 12b-25 filing.

                                     PART IV

                                OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification:

George A. Keches                            (617)                   859-9100
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    (Name)                                (Area Code)         (Telephone Number)

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                              [X] Yes*        [ ]  No

*The registrant has been subject to such filing requirements for less than 90 days.

     (3) It is anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                              [ ] Yes         [X]  No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                             UNICCO Service Company
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                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.



Date:    March 23, 1998            By:/s/ George A. Keches
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                                      George A. Keches
                                      Chief Financial and Accounting Officer